FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: December 4, 2005	/s/ Charles Main
Name: Charles Main
Title: CFO

NEWS RELEASE

YAMANA ANNUAL PRODUCTION GROWS TO ALMOST 400,000 OZ OF GOLD IN 2006 AND TO MORE THAN 650,000 OZ
OF GOLD BY 2008 WITH ACQUISITION OF RNC GOLD

Toronto, Ontario, December 4, 2005 - Yamana Gold Inc. (“Yamana”) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) and RNC Gold Inc. (“RNC”) (TSX: RNC) today announced transactions which provide for Yamana to acquire RNC and 100% of the San Andres gold mine in Honduras which is currently subject to a purchase agreement with RNC. These transactions result in the following.

•	Increase Yamana’s estimated annual gold production by more than 130,000 ounces to a total of almost 400,000 ounces in 2006, increasing to more than 550,000 ounces in 2007 and 650,000 ounces by 2008

•	Bring Yamana one step closer to a sustainable target production level of 750,000 ounces which is the level of production that Yamana is targeting by 2008

•
Fuel Yamana’s growth in projected operating cash flow with average cash costs per ounce after by-product credits decreasing from approximately US$250 in 2006 to less than US$100 by 2007 after by product credits

•	Provide operating costs in United States dollars and as such lessens the effects of foreign exchange fluctuations on costs

•
Increase Yamana’s projected year end 2005 reserve base by approximately 1.2 million ounces and add measured and indicated and inferred resources of approximately 1.4 million and 821,000 ounces, respectively

•	Result in immediate accretion to Yamana shareholders across all key financial measures

•	Add two mines and another advanced development property along with a portfolio of exciting exploration targets in Central America

•	Capitalize on Yamana’s operating and heap leach expertise in Latin America

•	Create an opportunity for general and administrative cost synergies

Pursuant to the transactions, shareholders of RNC will receive 0.12 of a Yamana common share for each RNC common share. In addition, concurrent with the announcement of this transaction, Yamana entered into an agreement with RNC extending a loan of approximately US$18.9 million in order to facilitate RNC’s purchase of a 75% interest in the San Andres gold mine, Honduras. The loan will be secured by the mine and related assets and Yamana has the option to apply the loan proceeds toward the purchase of the mine. Yamana will exercise RNC’s option to purchase the remaining 25% interest in San Andres concurrent with the closing of the transaction for consideration equal to US$4 million payable in Yamana shares. The effect of these transactions is that Yamana will acquire all of RNC and, in the event Yamana exercises its option, Yamana will also own the San Andres Mine.

The total cost of the transaction to Yamana is US$49 million. Based on the 10-day volume-weighted-average trading prices of approximately C$5.66 for Yamana and C$0.56 for RNC on Friday December 2, the exchange ratio implies a premium for the transaction of 20.7%.

Increased production

Peter Marrone, President and Chief Executive Officer of Yamana said, “The transaction strengthens Yamana’s position as a fast-growing, intermediate-size gold producer. With this transaction, Yamana has made a material step towards accomplishing its strategic goal of producing 750,000 ounces by 2008. Further, we have added a production and exploration platform in another area of Latin America. We have increased our exploration portfolio significantly in addition to adding an initial 130,000 ounces of annual gold production beginning in 2006 increasing by up to 180,000 ounces by 2008. San Andres in particular is a good quality and well-run mine with an initial 5-year mine life, and the potential to significantly add to that.”

Upon the successful completion of the acquisition of RNC, Yamana will have added two producing mines, La Libertad (Nicaragua), and San Andres (Honduras) to its portfolio. Yamana will also own the Cerro Quema project (Panama), a development stage property. In addition, Yamana will own the highly prospective exploration ground surrounding RNC’s Bonanza mine (Nicaragua) with a two-year option to purchase the Bonanza mine. With the acquisition of RNC and San Andres, Yamana’s annual production would be almost 400,000 ounces in 2006, increasing to approximately 550,000 ounces in 2007 and 650,000 ounces in 2008. Cash costs after by-product credits are projected to decrease to levels below US$100 per ounce beginning in 2007 and beyond. These projected production levels and cash cost estimates do not include further production possibilities from the development of any of Yamana’s additional advanced exploration projects, including São Vicente, C1 Santa Luz and Ernesto, nor from operational improvements to be undertaken at La Libertad and San Andres. They do include projected production for Cerro Quema beginning in December 2007, although Yamana plans to re-evaluate the development timetable for this mine.

Randall Martin, President and Chief Executive Officer of RNC, commenting on the acquisition stated, “We believe there is significant value in our assets and that this value will be better realized through the combination with a well-capitalized company with a strong operational team such as Yamana. The transaction will also allow RNC shareholders to participate in Yamana’s quality mining assets and growth potential.”

Summary of the Transaction

The acquisition of RNC will be completed by way of a court approved Plan of Arrangement whereby each RNC common share will be exchanged for 0.12 of a Yamana common share. All RNC options and warrants will become exercisable for common shares of Yamana based on the exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 97% by existing Yamana shareholders and 3% by existing RNC shareholders. The total number of Yamana common shares outstanding would be approximately 197 million, on a pro forma basis.

Concurrent with this announcement, Yamana agreed to advance US$18.9 million to RNC as a senior secured loan (“the Loan”) thereby allowing RNC to complete its previously announced acquisition of a 75% interest in the San Andres Mine and related transactions. The Loan will be secured by a pledge of all of the shares of the RNC subsidiary holding the mine and by a security interest in all of the assets comprising the San Andres Mine. The Loan will otherwise be non-recourse to RNC.

The Loan will bear interest at a rate of 10% per annum and shall be due on March 7, 2006. In the event of a default under the Loan, including if the acquisition of RNC by Yamana is terminated or does not close on or before March 7, 2006, the Loan shall be immediately due and payable in full, together with accrued and unpaid interest. In such event, Yamana may exercise an option (the “San Andres Option”) to acquire the 75% in the interest in the San Andres Mine for an exercise price equal to the principal amount and any accrued interest due on the Loan.

Pursuant to the transaction, Yamana will exercise RNC’s existing option to acquire the other 25% of the San Andres Mine immediately prior to closing. In the event that Yamana exercises the San Andres Option or acquires the 75% interest in the San Andres Mine by enforcing its security under the Loan, Yamana shall be obligated to acquire and the management group (including certain RNC senior managers) owning a 25% interest in the San Andres mine shall be obligated to sell the 25% interest within 15 business days. The purchase price of the 25% interest is US$4 million payable in Yamana shares.

The acquisition will include the exploration properties surrounding the Hemco/Bonanza Mine exploitation concession in Nicaragua currently held by a subsidiary of RNC but not the exploitation concession containing the Hemco/Bonanza Mine which will be sold to a RNC management group, subject to Yamana having the option to re-acquire the mine within a period of two years. That mine is not core to Yamana’s operations and Yamana considers the value to be in the exploration concessions that it will be acquiring.

The acquisition has the unanimous approval of the boards of directors of Yamana and RNC. The board of directors of RNC, having received the recommendation of an independent committee of directors, is recommending that RNC shareholders vote in favour of the transaction. Canaccord Capital Corporation provided an opinion to the independent committee of the board of directors of RNC that the business combination and all related transactions, taken as a whole, are fair, from a financial point of view, to the disinterested holders of common shares of RNC.

Yamana’s management team will remain unchanged.

The merger is subject to completion of satisfactory due diligence of RNC and San Andres by Yamana prior to the advance of the Loan. The combination is subject to all requisite regulatory court and approvals and third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of RNC at a shareholder meeting and approved by a majority of the votes cast at such meeting by disinterested shareholders of RNC. The shareholder meeting is expected to be held in February 2006, with the transaction expected to close shortly thereafter.

If the combination does not occur under certain circumstances, RNC has agreed to pay Yamana a break-fee of US$1.8 million, one-half of which may be paid at RNC’s option in RNC common shares.

Yamana’s financial advisors are National Bank Financial Inc. RNC’s financial advisors are Canaccord Capital Corporation.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Yamana has approximately 191.3 million shares outstanding.

About RNC

RNC Gold Inc. is a gold mining company focused on mines and projects in Central America. From its current annual production base of 100,000 ounces of gold, RNC is positioned for growth through the acquisition of San Andres, construction of the Cerro Quema development stage project, operational efficiencies and through exploration on property surrounding its present mines. The Company's main assets include the La Libertad and Bonanza mines in Nicaragua, and the Cerro Quema project under construction in Panama. The company has entered into an agreement to acquire the San Andres mine in Honduras that will increase its annual production base to approximately 180,000 ounces of gold per year by 2008.

RNC has approximately 40.6 million common shares outstanding.

Conference Call

A conference call is scheduled for Monday, December 5, 2005 at 10:00 a.m. Eastern time.

Call-in numbers:	Local and international:	416-644-3426
	North American toll-free:	800-814-4857

A replay of this conference call will be available from Monday December 5, 2005 (12:00 p.m.) until Monday December 12, 2005. (11:59 p.m.)

Reply numbers:	Local and international:	416-640-1917 Passcode: 21167034#
	North American toll-free:	877-289-8525 Passcode: 21167034#

A presentation providing further information on these transactions and on the business combination will also be available on Yamana’s and RNC’s web sites at www.yamana.com and www.rncgold.com, respectively, on December 5, 2005.

Cautionary Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and RNC. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and RNC’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and RNC to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and RNC not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Yamana/RNC transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and RNC filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and RNC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor RNC undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective Annual Information Forms of Yamana and RNC, each for the year ended December 31, 2004, and other continuous disclosure documents filed by each of Yamana and RNC since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information please contact:

Yamana Gold Inc. Peter Marrone President and Chief Executive Officer +1 416 815 0220	RNC Gold Inc. J. Randall Martin Chairman and Chief Executive Officer +1 416 365-9777